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As Filed Pursuant to Rule 424(B)(3)
Under the Securities Act of 1933
Registration No. 333-121912

PROSPECTUS

3,689,047 Shares

Common Stock

        This prospectus relates to the resale of up to 3,689,047 shares of common stock of Image Entertainment, Inc., that the shareholders whom we refer to in this document as the "Selling Shareholders" may offer from time to time. As used in this prospectus, "Selling Shareholders" includes the Selling Shareholders named in the table under the section titled "Selling Shareholders" beginning on page 10 of this prospectus. The shares of our common stock being offered by this prospectus were issued to the Selling Shareholders on or about December 20, 2004 or are issuable upon the exercise of warrants issued on that date, in unregistered sales of the securities.

        As described in this prospectus under the section titled "Use of Proceeds," we will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Shareholders.

        Subject to the restrictions described in this prospectus, the Selling Shareholders (directly, or through agents or dealers designated from time to time) may sell the shares of our common stock being offered by this prospectus from time to time, on terms to be determined at the time of sale. The prices at which these shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. See "Plan of Distribution" beginning on page 12.

        Our common stock is traded on the Nasdaq National Market under the symbol "DISK." On January 3, 2005, the last reported sale price of our common stock as reported on Nasdaq was $5.80 per share.

        Investing on our common stock involves risks. See "Risk Factors" beginning on page 3 to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 7, 2005

TABLE OF CONTENTS

Prospectus Summary	2
Risk Factors	3
Cautionary Statement Concerning Forward-Looking Statements	9
Use of Proceeds	10
Selling Shareholders	10
Plan of Distribution	12
Legal Matters	13
Material Changes	13
Incorporation of Certain Information By Reference	15

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, especially "Risk Factors" and our financial statements and related notes.

Our Business

        We are a home entertainment company primarily engaged in the domestic acquisition and wholesale distribution of programming for release on DVD. We acquire and exploit exclusive distribution rights to a diverse array of general and specialty programming, including music concerts, urban, youth culture/lifestyle, stand-up comedy, television and theatrical, foreign and silent films, in DVD, CD and other home entertainment formats. We may also acquire related broadcast rights, including video-on-demand, broadband streaming, digital download, pay-per-view, in-flight, radio, satellite, cable and broadcast television, and we exploit and plan to exploit these rights as opportunities and technologies allow. We acquire programming mainly by entering into exclusive licensing or distribution arrangements with producers and other content providers, which we often supplement by designing and producing additional content and value-added features, such as:

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  interactive menus;

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  audio commentaries;

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  packaging; and

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  marketing materials.

        We produce or co-produce our own original entertainment programming, focused on DVD live performance music concerts, comedy specials and urban genre programming. We seek to co-produce genre-specific, low budget feature films through first-look deals with Dark Horse Entertainment, Inc. and ContentFilm Plc. We license and distribute programming across many genres and in many formats, although we specialize in music-related and special interest DVD programming. We strive to grow a stream of revenues by maintaining and building a library of titles that can be exploited in a variety of formats and distribution channels. Our active catalogue currently contains over 2,500 exclusive DVD titles.

Our Offices

        Our principal executive offices are located at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311, telephone (818) 407-9100. We maintain a Web site at www.image-entertainment.com. The content of this site does not constitute a part of this prospectus.

The Offering

Common stock offered by Selling Shareholders	3,689,047 shares(1)
Common stock issued and outstanding as of January 3, 2005	21,209,860 shares
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.
Nasdaq symbol	DISK

(1)
Based upon the estimated maximum number of shares of our common stock (including shares underlying warrants) that may be sold by the Selling Shareholders named in this prospectus.

        The Selling Shareholders may sell the shares of our common stock subject to this prospectus from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The Selling Shareholders will act independently in making decisions with respect to the timing, manner and size of each sale. Furthermore, the Selling Shareholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise.

        Prior to making a decision about investing in our common stock, you should carefully consider the specific risks contained in the section titled "Risk Factors" below, and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing in the registration statement of which this prospectus is a part.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider the specific risks detailed in this "Risk Factors" section and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement. If any of these risks occur, our business, results of operations and financial condition could be harmed, the price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

        Inventory Obsolescence Poses a Significant Risk to Us.    We maintain a substantial investment in product inventory, and if we overestimate the demand for a particular title, we may retain significant quantities of that title in our warehouse. Retained inventory occupies valuable storage space and may become obsolete as our distribution term for the title expires. Although we may sell such inventory at a steeply discounted price toward the end of the distribution term in order to recoup our manufacturing, storage and other costs, there is no guarantee that a market will exist for a given title, even at the steeply discounted price. Additionally, our license and/or distribution agreements sometimes contain terms, such as minimum royalties per unit and music publishing fees, which effectively prevent us from steeply discounting the price on some titles.

        If We Do Not Effectively Implement Our Transition to Oracle, Our Business May Be Adversely Affected.    Efficient processing of our customer orders, purchase orders, credits, royalty payments, and other accounting and administrative functions is critically important to our business. The transition from our aging, legacy Qantel applications system to a much more powerful suite of applications from Oracle is expected to provide significant long-term benefits to efficiency. Nevertheless, the implementation of Oracle has been a time-consuming, lengthy and expensive process that has experienced numerous problems. Although we have resolved these problems as they have arisen, there is no guarantee that we will be able to resolve future problems with the speed and thoroughness we might desire. Any further problems caused by the transition to Oracle would result in a material adverse effect upon our business.

        We Have a High Concentration of Sales to Relatively Few Customers.    Best Buy and AEC One Stop together accounted for approximately 28% of our net revenues for the fiscal year ended March 31, 2004. Additionally, five customers (including the previously mentioned customers) accounted for over 50% of our fiscal 2004 net revenues. Any combination of these customers filing for bankruptcy or significantly reducing their purchases of our programming could have a material adverse effect on our financial condition, results of operations and liquidity. We are not an exclusive supplier to any of our customers, and there is no guarantee that we will continue recognizing significant revenue from sales to any particular customer. If we are unable to maintain the sale of our products at their current levels to these customers, and are unable to find other customers to replace these sales, there would be an adverse impact on our revenues and future profitability.

        We Face Risks Associated with Deluxe's Performance Under Our Manufacturing Services Agreement.    We currently source substantially all of our DVD replication from Deluxe. Any failure of Deluxe to manufacture and deliver our product in a timely manner and with the same consistent quantity and quality that we and our customers have come to expect may adversely affect our revenues and profits. Additionally, although we believe we have the ability to shift our product manufacturing from Deluxe to another facility should the need arise, we may be adversely affected by the period of time that we would need to direct manufacturing duties to another company.

        We Face Risks in Distributing Our Programming Internationally.    We distribute our programming internationally through sublicense agreements and derive a significant percentage of our revenues from sales activity outside the United States. As a result, our business may be subject to various risks inherent in international trade, many of which are beyond our control. Risks faced in distributing our programming internationally include: cancellation or renegotiation of contracts, changes in laws and policies affecting international trade (including taxes), credit risk, fluctuating foreign exchange rates and controls, civil strife, acts of war, guerilla activities, insurrection, terrorism, changing retailer and consumer tastes and preferences with regard to our programming, differing degrees of protection of our intellectual property, cultural barriers, and potential instability of foreign economies and governments.

        The Majority of International Revenues Are Generated By One Sublicensee.    Revenues generated from international distribution are primarily from the manufacturing, marketing and distribution efforts of BMG. Should BMG default on its sublicense agreement with us or fail to successfully perform, an important part of our business strategy, financial condition, results of operations and cash flows would be negatively impacted.

        We Have Direct and Indirect Foreign Currency Exchange Risk.    Although our BMG sublicense agreement is U.S. Dollar denominated, with BMG reporting to us and paying us in U.S. Dollars, the underlying BMG sales transactions are in Euros. On January 3, 2005, the Euro was equivalent to approximately U.S. $1.35. Should the U.S. Dollar strengthen compared to the Euro, BMG's reported royalties to us on a title-by-title basis and in the aggregate would decline (assuming consistent unit sales) and thus reduce our revenues recognized.

        We Have an Accumulated Deficit and May Incur Additional Losses.    Over the last two fiscal years we have not been able to sustain consistent profitability. Our accumulated deficit at September 30, 2004, was $12,476,000. While we have made changes to our business that we hope will successfully lead to consistent profitability, we may incur losses again in the future.

        If We Cannot Maintain Relationships with Our Program Suppliers and Vendors, Our Business May Be Adversely Affected.    We receive a significant amount of our revenue from the distribution of those DVDs for which we already have exclusive agreements with program suppliers. We can give no assurances, however, that titles in production which have been financed by Image will be delivered as agreed or accepted by the consumer. We also cannot be sure that we will be able to renew these exclusive rights as existing agreements with program suppliers expire. We also cannot assure you that our current program suppliers will continue to support the DVD format in accordance with our exclusive agreements, that our current program suppliers will continue to license titles to us on the current terms or on terms favorable to us, or that we will be able to establish new supplier relationships to ensure acquisition of exclusive titles in a timely and efficient manner.

        We May Need Additional Funding to Continue Acquiring Desirable Programming.    Availability of working capital is a substantial factor in the Company's ability to license new programming. Therefore, maximizing available working capital is critical to Image's business operations. We may need to raise additional funds to acquire the rights to programming we find desirable. Should additional funds be raised through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders may be reduced. If adequate funds are not available or unavailable on acceptable terms, we may find we are unable to fund expansion, continue offering products and services, take advantage of acquisition opportunities, develop or enhance services or products, and/or respond to competitive pressures in the industry.

        If Music Entertainment Programming Cannot Continue to Compete Successfully in the Home Entertainment Industry, Our Business May Be Adversely Affected.    Although we have made efforts to diversify our exclusive programming, approximately 22% of our revenue generated in fiscal 2004 was derived from sales of exclusively licensed and distributed music DVD entertainment programming. We cannot assure you that the music industry in general will continue to prosper or that music entertainment programming will continue to compete successfully against other home entertainment programming. If music programming cannot compete successfully in the home entertainment market, our business may be adversely affected.

        The Full Exploitation of Our Rights Requires Us to Conduct Business in Areas Where Our Expertise Is Limited.    In order to fully exploit some of the rights we have acquired, we are required to conduct business in sectors (e.g. audio, Internet, rental, broadcast, video-on-demand, in-flight, satellite) where we are not as experienced as we are in the DVD and home video sectors. Accordingly, when exploiting such sectors in which we are less experienced, we may realize a greater proportion of costs, or we may not realize as much of a proportion of revenue, as we would in the DVD and home video sectors.

        If We Do Not Effectively Implement Our Sales and Marketing Efforts, Our Profitability May Suffer.    We have increased our internal sales staff in order to enhance our sales efforts. We cannot assure you that our sales team can successfully compete against the more extensive and well-funded sales operations of our current and future competitors, however.

        If Our Key Personnel Leave Us, Our Business May Be Adversely Affected.    Our success greatly depends on the performance of our executive management, including the President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The loss of the services of key persons of our executive or operational management could have an adverse material effect on the Company's operating results and financial condition.

        If We Do Not Successfully Optimize and Operate Our Warehouse and Distribution Facility, Our Business Could Be Harmed.    Domestic wholesale distribution of our exclusive programming is fulfilled from a single warehouse and distribution facility in Las Vegas, Nevada. If we are unable to operate this facility for any reason, it could significantly limit our ability to meet customer demand. Because it is difficult to predict sales increases or declines, we may not manage our facility in an optimal way, which may result in excess inventory, warehousing and distribution dilemmas. Our failure to properly handle inventory could result in unexpected costs, delays and harm to our business and reputation.

        Occurrence of Events for Which We Are Not Insured May Adversely Affect Our Business.    We maintain insurance to protect ourselves against various risks related to our operations. This insurance is maintained in types and amounts that we believe to be reasonable depending upon the circumstances surrounding each identified risk. However, we may elect to limit coverage or not to carry insurance for some risks because of the high premiums (or rates) associated with insuring those risks or for various other reasons. For example, we do not currently carry earthquake insurance in light of the steep increase in premiums in Southern California after the Northridge earthquake on January 17, 1994. Occurrence of events for which we are not insured may affect our cash flows and overall profitability.

Risks Relating to Our Industry

        We May Not Be Able to Keep Pace with Technological Advances.    The entertainment industry in general, and the music and motion picture industries in particular, are continuing to undergo significant changes, primarily due to technological developments. As an independent distributor, we believe we have a superior ability to adapt to changing formats and distribution methods, as we did when shifting our focus from laserdiscs to DVDs, and that our high quality customer service and loyal customer base will continue to purchase programming from us through new distribution methods. However, because of the rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of, distributing entertainment programming. It is also impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market.

        Illegal Piracy May Reduce Our Revenues.    The music industry continues to face a major challenge in the form of illegal piracy resulting from Internet downloading and CD recorders. This piracy has negatively affected music industry revenues and profits. Although we derived only 6.6% of our revenues from audio CDs in fiscal 2004 and 12.2% in the six months ended September 30, 2004, our proportional revenues in this sector may continue to increase, thus increasing our risks due to music piracy. Additionally, DVD recorders are gradually gaining greater market penetration, with DVD recorder shipments increasing more than 200% in 2003, and more than 50 million DVD recorders expected to ship in 2007, according to In-Stat/MDR as reported in Video Store Magazine (February 22-28, 2004). As DVD recorders and high-speed Internet connections become more popular, and the storage capacity of personal computers increases, we may face greater piracy concerns with respect to our core DVD business.

        Returns Pose a Significant Risk to Us.    As with many other companies in this industry, we experience a relatively high level of product returns as a percentage of our revenues. Although our past experience indicates that our allowances for sales returns are adequate to cover potential returns, there can be no assurance that these reserves will be adequate in the future, especially in the case of consolidation within the home video retail marketplace which, when it occurs, tends to result in inventory consolidation and increased returns.

        Our Success Depends on the Unpredictable Commercial Success of Our Programming.    Operating in the entertainment industry involves a substantial degree of risk. Each music or comedy performance, feature film or other programming title is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. The commercial success of a title also depends upon the quality and acceptance of other competing programs or titles released into the marketplace, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, all of which are subject to change and cannot be predicted with certainty. Our success will depend in part on the popularity of our programming which, in turn, depends on our ability to gauge and predict expected popularity. Even if a film achieves success during its theatrical release, the popularity of a particular program and its ratings may diminish over time, which may have a material adverse affect on our business, results of operations or financial condition. Timing and timeliness are sometimes also relevant to a program's success, especially when the program concerns a recent event or historically relevant material (e.g. an anniversary of a historical event which focuses media attention on the event and accordingly spurs interest in related programming).

        Others' Failure to Promote Our Programming May Adversely Affect Our Business.    Decisions regarding the timing of release and promotional support of programming which we license and distribute are important in determining the success of a particular music concert, feature film or related product. We may not control the manner in which a particular artist, film or related product is marketed and promoted, and we may not be able to fully control our corresponding home video or CD release. Although artists, record companies, studios and producers have a financial interest in the success of any such concerts or films distributed by Image, any marketing or promotional decision or restriction by such persons may negatively affect the success of our titles. Additionally, the availability of retailer programs relating to product placement, co-op advertising and market development funds, and our ability and willingness to pay for such programs, are also important with respect to promoting our programming.

        If DVD Cannot Compete Successfully with Other Formats of Home Entertainment, Our Revenues May Be Negatively Impacted.    The DVD format competes with other formats of in-home entertainment, such as network, syndicated, cable and pay-per-view television and home satellite systems. The DVD format also competes with new and emerging technologies in the entertainment industry, such as entertainment programming on the Internet, video-on-demand, high-definition television, digital videotape and optical discs with greater storage capacity. While we are actively seeking to exploit these alternate home entertainment formats and emerging content delivery technologies, they nevertheless could negatively impact the overall market for our DVD sales, especially if we are unable to continue to adapt and exploit the development and advancement of such technology.

        DVD Sales May Not Sustain the Same Level of Growth.    We believe that consumer interest in the DVD format is due partly to interest in building the consumer's personal DVD library of desired entertainment programming. Although Image's exclusive titles have generally shown stable sales over extended periods, as consumers build their DVD libraries, or with the introduction of new home entertainment formats, DVD sales may decline and adversely affect our operations.

        Decreasing Retail Prices for DVDs May Negatively Impact Our Revenues.    The home entertainment programming market in which we compete is rapidly evolving and intensely competitive. Many of our competitors, including major studios, are increasingly offering programming, particularly DVD programming, at lower prices. They may be able to produce or secure programming on more favorable terms and may be able to adopt more aggressive pricing policies. While we strive to improve our operating efficiencies and leverage our fixed costs so that we can afford to pass along these savings to our customers in the form of lower prices, the industry trend of lowering prices may, over time, lead to higher levels of competition and, therefore, lost sales, decreased profit margins or decreased overall revenues.

        If We Cannot Continue to Secure DVD License and Distribution Rights, Our Business May Be Materially Adversely Affected.    Our industry is highly competitive. We cannot assure you that we will be able to continue to secure DVD and other license and distribution rights on terms acceptable to us. Major motion picture studios have not granted, nor are they expected to grant, exclusive DVD licenses to us for new releases and popular catalogue titles. Instead, the major motion picture studios will most likely continue to sell DVD programming directly to retailers. We expect to continue to license exclusive DVD and other home entertainment format programming, but we cannot assure you that we can remain competitive against licensing entities with greater financial resources, or that independent program suppliers will not distribute their programming themselves. In addition, our success will continue to be dependent upon our ability to identify and secure rights to exclusive programming that appeals to consumers.

        We May Not Possess Satisfactory Rights in Our Properties.    Although we require satisfactory chain of title information to our exclusively licensed properties, the risk exists that some programs may have a defective chain of title. The validity and ownership of rights to some titles can be uncertain and may be contested by third parties.

        Our Results of Operations Fluctuate Based on Seasonality and Variability.    We have generally experienced higher sales of DVDs in the quarters ended December 31 and March 31 due to increased consumer spending associated with the year-end holidays. Accordingly, our revenues and results of operations may vary significantly from period to period, and the results of any one period may not be indicative of the results of any future periods. In addition to seasonality issues, other factors have contributed to variability in our DVD net revenues on a quarterly basis. These factors include:

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  the popularity of exclusive titles in release during the quarter;

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  our marketing and promotional activities;

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  our rights and distribution activities;

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  the level of retailer open to buy dollars allocated to our programming;

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  the extension, termination or non-renewal of existing license and distribution rights; and

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  general economic changes affecting the buying habits of our customers, particularly those changes affecting consumer demand for home entertainment hardware and software.

        Protecting Our Intellectual Property and Defending Against Infringement Claims May Have a Material Adverse Effect on Our Business.    Our ability to compete in the home entertainment industry depends, in part, upon successful protection of our proprietary and intellectual property. We protect our property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in some jurisdictions. In some jurisdictions where we distribute our goods, there are no copyright or trademark protections available. As a result, it may be possible for unauthorized third parties to copy and distribute our productions or portions or applications of our intended productions.

        In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any litigation could result in substantial costs and a diversion of resources that could have a material adverse effect on our business, operating results or financial condition. From time to time, we may also receive claims of infringement of other parties' proprietary rights. Regardless of the validity or the success of the claims, we could incur significant costs and diversion of resources in defending against such claims, which could have a material adverse effect on our business, financial condition or results of operations.

        Our Co-Production Activities May Be Difficult.    We will rely on our co-producers to develop and produce films. Particularly when produced by independent filmmakers, each film is a separate business venture with its own management, employees, equipment and budgetary requirements. There are substantial risks associated with film production, including contract problems with or disability of directors, actors and other key artistic and technical personnel, weather and other delays, damage to sets, equipment or film, and the inability of production personnel to comply with budgetary or scheduling requirements. Such problems could materially increase the cost of production, increase the amount of time between our expenditure of funds and receipt of revenues, or cause the project to be abandoned at any stage if further expenditures do not appear commercially feasible. Any of the foregoing would have a material adverse effect on our business, results of operations and financial condition.

        Our Programming Diversification Efforts May Not be Financially Successful.    Our co-produced films will be more expensive to create than our DVD co-productions, and the time between our expenditure of funds and receipt of revenues will be longer. While much of our programming is sold to retailers on a sell-through basis, the financial success of our filmed programming will depend on our ability to generate higher sales to retailers who primarily rent programming such as Blockbuster, Hollywood Video, MovieGallery and Netflix, as well as to mass merchants such as Wal-Mart, Costco and Target. Our filmed programming may not ultimately be as desirable to our target customers as we would hope, which would lead to lower than expected sales, decreased profit margins or losses.

Risks Relating to Our Stock

        Our Stock Price May Be Subject to Substantial Volatility, and You May Lose All or a Substantial Part of Your Investment.    Our common stock is traded on the Nasdaq National Market. There is a limited public float, and trading volume historically has been limited and sporadic. Over the last year, our common stock traded between $2.60 and $6.70 per share on volume ranging from approximately 700, to just over 2 million, shares per day. As a result, the current price for our common stock is not necessarily a reliable indicator of our fair market value. The price at which our common stock will trade may be highly volatile and may fluctuate as a result of a number of factors, including the number of shares available for sale in the market, quarterly variations in our operating results, actual or anticipated announcements of new releases by us or competitors, the gain or loss of significant customers, our ability to keep pace with technological advances, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole.

        The Sale Of Shares By The Selling Shareholders May Significantly Impact The Market Price Of Our Common Stock.    The effective registration and resale of shares by the purchasers in this offering may significantly affect the market price of our stock. We have 21,209,860 shares of common stock outstanding as of January 3, 2005. The 2,904,763 shares that may be sold in this offering represent approximately 13.7% of our currently outstanding shares. Assuming all of the warrants were exercised for cash, we would have 21,994,144 outstanding shares of common stock, and the 3,689,047 shares in this offering would represent 16.8% of our outstanding shares. Because the shares will be registered on behalf of the Selling Shareholders, we will have no control over which of them will actually resell all or any portion of their shares, or at what price.

        In addition, future sales of substantial amounts of our common stock, including shares that we may issue upon exercise of outstanding options and warrants, could adversely affect the market price of our common stock. Further, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholders will be reduced and the price of our common stock may fall.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, goals, plans and projections regarding our financial position, results of operations, market position, product development and business strategy. These statements may be identified by the fact that they use words such as "will," "expect," "plan," "believe," and other words of similar meaning in connection with any discussion of future performance. Such forward-looking statements are based on management's current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause action outcomes and results to differ materially from current expectations.

        These factors include, among other things, our inability to raise additional working capital, changes in debt and equity markets, increased competitive pressures, changes in our business plan, and changes in the retail DVD and entertainment industries. For further details and a discussion of these and other risks and uncertainties, see "Risk Factors" above beginning on page 3. Unless otherwise required by law, we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        All of our common stock being offered under this prospectus is being sold by or for the account of the Selling Shareholders. We will not receive any proceeds from the sale of our common stock by or for the account of the Selling Shareholders. We may receive a maximum of approximately $5,145,000 from the exercise of warrants by the Selling Shareholders, assuming all warrants were exercised for cash in full at their $6.56 per share exercise price. Any proceeds received by us in connection with the exercise of warrants will be used for working capital and general corporate purposes.

SELLING SHAREHOLDERS

        On December 20, 2004, we agreed to issue 2,904,763 shares of our common stock and warrants to purchase an additional 784,284 shares of our common stock in unregistered sales of equity securities as more fully described in our Current Report on Form 8-K filed with the SEC on December 21, 2004 and incorporated by reference on page 15 below. We have agreed to register these shares for resale by these shareholders, who are listed in the table below (the "Selling Shareholders"). The number of shares being registered pursuant to this registration statement may be adjusted to prevent dilution of the stock to be issued upon exercise of the warrants resulting from stock splits, stock dividends or similar transactions.

        The table below presents information regarding the Selling Shareholders and the shares of our common stock that they may offer and sell from time to time under this prospectus.

			Percentage of Shares of Image Entertainment's Common Stock Beneficially Owned
Selling Shareholders(1)	Shares of Image Entertainment's Common Stock to be Resold in the Offering(2)	Number of Shares of Image Entertainment's Common Stock Owned	Before Offering of the Resale Shares(3)	After Offering of the Resale Shares(2)
Bluegrass Growth Fund LP 122 East 42nd Street, Suite 2606 New York, NY 10168	59,524	47,619	*	0
Bluegrass Growth Fund LTD 122 East 42nd Street, Suite 2606 New York, NY 10168	59,524	47,619	*	0
SF Capital Partners Ltd. 3600 South Lake Drive St. Francis, WI 53235	238,097	190,477	*	0
Whitebox Intermarket Partners, L.P. 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55416	595,239	575,891	2.7%	99,700
Steelhead Investments Ltd. 300 Crescent Court, Suite 700 Dallas, TX 75201	238,095	190,476	*	0
Portside Growth and Opportunity Fund 666 Third Avenue, 26th Floor New York, NY 10017	119,048	95,238	*	0
Capital Ventures International 101 California Street, Suite 3250 San Francisco, CA 94111	357,143	285,714	1.3%	0

Lagunitas Partners LP 50 Osgood Place-PH San Francisco, CA 94133	404,762		323,810	1.5%	0
Gruber & McBaine International 50 Osgood Place-PH San Francisco, CA 94133	107,142		85,714	*	0
Hamilton College c/o Gruber & McBaine 50 Osgood Place-PH San Francisco, CA 94133	59,523		47,619	*	0
Jon D. Gruber & Linda W. Gruber 50 Osgood Place-PH San Francisco, CA 94133	59,523		47,619	*	0
The Wallace Foundation c/o Gruber & McBaine 50 Osgood Place-PH San Francisco, CA 94133	23,809		19,048	*	0
J. Patterson McBaine 50 Osgood Place-PH San Francisco, CA 94133	59,523		47,619	*	0
Amphora Limited One America Lane Greenwich, CT 06831	1,250,000		1,000,000	4.7%	0
ThinkEquity Partners L.L.C. 31 West 52nd Street, 17th Floor New York, NY 10019	58,095	(4)	0	0	0

*
Less than 1%.

(1)
This table is based upon information supplied to us by the Selling Shareholders.

(2)
Assumes that the Selling Shareholders sell all of the shares available for resale under this prospectus. Includes shares underlying warrants.

(3)
Excludes shares underlying warrants.

(4)
Represents shares underlying warrants issued as compensation for acting as our placement agents in connection with the private placement to registered broker dealer who, with respect to the shares of our common stock it may sell pursuant to this prospectus, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended.

        Except in connection with the private placement as described in this document, none of the Selling Shareholders listed above has held any position or office, or has had any material relationship, with us or any of our predecessors or affiliates within the past three years.

PLAN OF DISTRIBUTION

        We do not know of any plan of distribution for the resale of our common stock by the Selling Shareholders. We will not receive any of the proceeds from the sale by the Selling Shareholders of any of the resale shares.

        We expect that the Selling Shareholders or transferees may sell the resale shares from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may sell the resale shares to or through broker-dealers, and such broker-dealers may receive compensation from the Selling Shareholders or the purchasers of the resale shares, or both.

        At any time a particular offer of resale shares is made, to the extent required, a supplemental prospectus will be distributed which will set forth the number of resale shares offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the resale shares purchased from the Selling Shareholders, any discounts, commission and other items constituting compensation from the Selling Shareholders and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

        ThinkEquity Partners L.L.C. is a registered broker dealer who, with respect to the shares of our common stock it may sell pursuant to this prospectus, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. The Selling Shareholders and any broker-dealers who act in connection with the sale of resale shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act and any commissions received by them and profit on any resale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

        Any or all of the sales or other transactions involving the resale shares described above, whether by the Selling Shareholders, any broker-dealer or others, may be made pursuant to this prospectus. In addition, any resale shares that qualify for sale under Rule 145 of the Securities Act may be sold under Rule 145 rather than under this prospectus.

        In order to comply with the securities laws of certain states, if applicable, the resale shares may be sold in such jurisdictions only through registered or licensed brokers or dealers.

        The Selling Shareholders and any other persons participating in the sale or distribution of the resale shares will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholders or other persons. Under these rules and regulations, the Selling Shareholders and other persons participating in the sale or distribution:

  •
  may not engage in any stabilization activity in connection with our common stock,

  •
  must furnish each broker which offers resale shares covered by this prospectus with the number of copies of this prospectus and any supplement which are required by the broker, and

  •
  may not bid for or purchase any of our common stock or attempt to induce any person to purchase any of our common stock other than as permitted under the Exchange Act.

        These restrictions may affect the marketability of any resale shares offered by the Selling Shareholders.

        We will make copies of this prospectus available to the Selling Shareholders and have informed the Selling Shareholders of the need for delivery of a copy of this prospectus to each purchaser of the resale shares prior to or at the time of any sale of the resale shares offered hereby.

        We may suspend the effectiveness or use of, or trading under, the registration statement if we determine that the sale of any securities pursuant to the registration statement would:

  •
  materially impede, delay or interfere with any material pending or proposed financing, acquisition, corporate reorganization or other similar transaction involving us for which we have authorized negotiations,

  •
  materially adversely impair the consummation of any pending or proposed material offering or sale of any class of securities by us, or

  •
  require disclosure of material nonpublic information that, if disclosed at such time, would be materially harmful to the interests of us and our shareholders.

        All costs and expenses associated with registering the resale shares being offered hereunder with the SEC will be paid by us.

        The Selling Shareholders may agree to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the resale shares, including liabilities under the Securities Act. We have agreed to indemnify the Selling Shareholders against certain liabilities in connection with the offering of the resale shares including liabilities under the Securities Act. We may enter into agreements with the Selling Shareholders regarding, among other things, the ability of the Selling Shareholders to sell shares registered for resale under the registration statement and compliance by the selling shareholder with the Securities Act and the Exchange Act.

LEGAL MATTERS

        The legality of the common stock offered by this prospectus will be passed upon for us by Greenberg Traurig, LLP. As of the date of this prospectus, Greenberg Traurig owned no shares of our common stock or other securities. Ira Epstein, a member of our board of directors who is Of Counsel to Greenberg Traurig, currently owns 14,720 shares of our common stock, and options to acquire an additional 75,000 shares of our common stock.

MATERIAL CHANGES

        The following unaudited condensed consolidated pro forma balance sheet as of September 30, 2004, gives effect to the issuance and sale of 2,904,763 shares of the Image Entertainment's common stock at a price of $5.25 per share for gross proceeds of $15.25 million, net of placement fees and estimated legal, accounting and other related expenses. It does not purport to be indicative of the results that actually would have been obtained if this transaction had occurred on the date indicated, or that may be obtained in the future. It should be read in conjunction with the financial statements and the notes thereto in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

IMAGE ENTERTAINMENT, INC.
Unaudited Pro Forma Consolidated Balance Sheet
September 30, 2004

ASSETS

(In thousands)	Reported	Pro Forma Adjustments		Pro Forma
Current Assets:
Cash	$1,908	$1,099	(3)	$3,007
Accounts receivable, net of allowances of $8,733	26,264	—		26,264
Inventories	16,408	—		16,408
Royalty and distribution fee advances	7,972	—		7,972
Prepaid expenses and other assets	1,047	—		1,047

Total current assets	53,599	1,099	(3)	54,698

Noncurrent inventories, principally production costs	2,495	—		2,495
Noncurrent royalty and distribution advances	11,190	—		11,190
Property, equipment and improvements, net	7,219	—		7,219
Other assets	185	—		185

	$74,688	$1,099	(3)	$75,787

LIABILITIES AND SHAREHOLDERS' EQUITY
(In thousands, except per share data)	Reported	Pro Forma Adjustments		Pro Forma
Current Liabilities:
Accounts payable	$9,659	$—		$9,659
Accrued liabilities	3,402	—		3,402
Accrued royalties and distribution fees	13,328	—		13,328
Accrued music publishing fees	5,004	—		5,004
Deferred revenue	3,298	—		3,298
Revolving credit and term loan facility	13,101	(13,101	) (2)	—
Current portion of long-term debt	1,464	—		1,464
Current portion of capital lease obligations	235	—		235

Total current liabilities	49,491	(13,101	) (2)	36,390

Long-term debt, less current portion	668	—		668

Total liabilities	50,159	(13,101	) (2)	37,058

Shareholders' equity:
Preferred stock, $1.00 par value, 3,366,000 shares authorized; none issued and outstanding	—			—
Common stock, no par value, 30,000,000 shares authorized; 18,279,000 (4) issued and outstanding at September 30, 2004	33,231	14,200	(1)	47,431
Additional paid-in capital	3,774	—		3,774
Accumulated deficit	(12,476)	—		(12,476)

Net shareholders' equity	24,529	14,200	(1)	38,729

	$74,688	$1,099		$75,787

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)
Reflects the issuance of 2,904,763 shares of common stock at $5.25 per share for aggregate gross proceeds of $15,250,000, less estimated cash fees of $1,050,000, which include placement agent and legal fees, accounting and other related expenses.

(2)
Reflects complete paydown of the then-existing outstanding balance of the revolving and term credit facilities with Wells Fargo Foothill, Inc.

(3)
Reflects the excess net proceeds from the private placement over the paydown of the then-outstanding obligations under the revolving and term loan credit facilities with Foothill.

(4)
Reflects the issued and outstanding shares at September 30, 2004. The pro forma issued and outstanding shares would increase to 21,184,000 as a result of the private placement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents are specifically incorporated by reference into this prospectus:

  (1)
  Our Annual Report on Form 10-K for the fiscal year ended March 31, 2004;

  (2)
  Our Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2004;

  (3)
  Our Definitive Proxy Statement on Form DEF 14A and our Amendment to Proxy Statement on Form DEFR14A for our annual meeting of shareholders held on September 10, 2004;

  (4)
  Our Current Reports on Form 8-K filed with the SEC on August 2, October 6, 12 and 13, November 4 and 12, and December 21, 2004, and January 6, 2005;

  (5)
  The Description of Capital Stock contained in our Registration Statement on Form S-2/A filed with the SEC on December 21, 1998; and

  (6)
  All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.

        We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no charge to the requester. The request for this information must be made to the following:

Investor Relations
Image Entertainment, Inc.
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311
(818) 407-9100

        We electronically file reports, proxy and information statements and other information with the Securities and Exchange Commission. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our Internet address is http://www.image-entertainment.com.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

3,689,047 Shares

Common Stock

PROSPECTUS

Image Entertainment, Inc.

January 7, 2005

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
Risks Relating to Our Business
Risks Relating to Our Industry
Risks Relating to Our Stock
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
MATERIAL CHANGES
IMAGE ENTERTAINMENT, INC. Unaudited Pro Forma Consolidated Balance Sheet September 30, 2004
Notes to Unaudited Pro Forma Consolidated Balance Sheet
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE